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SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

First Financial Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

320222 10 2

(CUSIP Number)

Annie Laurie Miller	Harold E. Allison III
Magnolia Centre, Suite 550	West Bluff Street
1227 West Magnolia	Woodville, Texas 75979
Ft. Worth, Texas 76104	(409) 283-2561
(817) 923-8900

____________________

(Names, Addresses and Telephone Numbers of Persons

Authorized to Receive Notices and Communications)

July 25, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)
CUSIP No. 320222 10 2
1.	Name of Reporting Person: Annie Laurie Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		0
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		0
14.	Type of Person Reporting (See Instructions)		IN

CUSIP No. 320222 10 2
1.	Name of Reporting Person: Harold E. Allison III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	102,477
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	102,477
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		102,477
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		59.1%
14.	Type of Person Reporting (See Instructions)		IN

Introductory Statement

The purpose of this Amendment No. 2 is to include in the beneficial ownership of Harold E. Allison III an additional 480 shares of the common stock of First Financial Corporation and to report that Annie Laurie Miller has resigned as a co-trustee of the David W. Mann 1990 Trust (the "1990 Trust"), and that Ms. Miller no longer has any beneficial ownership of such stock.

Item 1.     Security and Issuer.

This statement relates to the voting common stock, no par value per share (the "Common Stock"), of First Financial Corporation (the "Issuer"), a Texas corporation. The address of the principal executive offices of the Issuer is 800 Washington Avenue, Waco, Texas 76703.

Item 2.     Identity and Background.

(a), (b), and (c)     This statement is filed by Annie Laurie Miller and Harold E. Allison III (each a "Reporting Person" and together the "Reporting Persons").

Set forth below with respect to each of the Reporting Persons is such person's name, residence or business address, present principal occupation, and the name, principal business, and address of any organization in which such occupation is conducted.

Name	Business Address	Present Principal Occupation	Name, Principal Business, and Address or Organization in Which Occupation is Conducted
Annie Laurie Miller	Magnolia Centre Suite 550 1227 West Magnolia Ft. Worth, Texas 76104	Executive Vice President	MASH® Inc. (medical advocacy) Magnolia Centre Suite 550 1227 West Magnolia Ft. Worth, Texas 76104
Harold E. Allison III	102 West Bluff Street Woodville, Texas 75979	Senior Vice President	Citizens State Bank (a bank) 102 West Bluff Street Woodville, Texas 75979

(d)     Neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)     Neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

(f)     Each Reporting Person is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration.

No funds were used in connection with the acquisition of beneficial ownership of additional shares of Common Stock.

Item 4.     Purpose of Transaction.

There are no plans or proposals that Mr. Allison has that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above. As trustee of the 1990 Trust, Mr. Allison intends, however, to review continuously all aspects of the indirect investment in the Issuer by the 1990 Trust, including the Issuer's business, board of directors, management, operations, financial results and condition and prospects, the market price of the Common Stock, conditions in the securities markets generally, and general economic and industry conditions. Mr. Allison reserves the right, in light of his continuing review of these factors and in accordance with and subject to his rights and obligations as trustee of the 1990 Trust to acquire shares of Common Stock or otherwise to change his intention with respect to any or all of the matters referred to in this Item 4. Thus, based on his continuing review of such investments by the 1990 Trust, Mr. Allison may formulate a plan or proposal relating to one or more of the matters enumerated above.

Item 5.     Interest in Securities of the Issuer.

(a)     The 1990 Trust owns all the outstanding capital stock of FFC Holdings, Inc. ("Holdings, Inc."), which is a general partner holding a 0.5% general partner interest in First Financial Holdings, Ltd. ("FFHL"). David W. Mann is the other general partner of FFHL also holding a 0.5% general partner interest. FFHL owns 102,477 shares of the Common Stock of the Issuer. As the trustee of the 1990 Trust, Mr. Allison may be deemed the beneficial owner of 102,477 shares of the Common Stock, which shares represent 59.1% of the outstanding shares of Common Stock based on the number of shares of Common Stock (173,528 shares) shown as outstanding as of October 31, 2003, in the Issuer's Form 10-QSB for the quarter ended September 30, 2003. Mr. Allison disclaims beneficial ownership of such 102,477 shares.

(b)     Mr. Allison shares with David W. Mann, the other general partner of FFHL, the power to vote or to direct the vote and the power to dispose or to direct the disposition of 102,477 shares of Common Stock held by FFHL. The answer to Item 2 of this Schedule 13D and the answer to Item 2 to the Schedule 13D/A filed by David W. Mann on November 20, 2003, with respect to his beneficial ownership of shares of Common Stock are incorporated by reference in partial response to this Item 5(b).

(c)     David W. Mann, certain of his family members, and various entities owned or controlled by them, undertook a restructuring and reorganization of assets owned by them (the "Reorganization"), including Common Stock of the Issuer. Mr. Allison's deemed beneficial ownership of Common Stock, as trustee of the 1990 Trust, increased as a result of the Reorganization due to the following transactions, all of which occurred on August 19, 2003:

(i)     The 1990 Trust acquired indirect beneficial ownership of three shares of Common Stock upon the contribution of those shares by a limited partner to Central Texas Broadcasting, Co. ("CTBC"), a limited partnership of which the 1990 Trust is the general partner. These shares were subsequently contributed by CTBC to Bluebonnet Investments, Ltd. ("Bluebonnet"), a Texas limited partnership, the sole general partner of which is a corporation wholly-owned by the 1990 Trust.

(ii)     The 1990 Trust acquired indirect beneficial ownership of 477 shares of Common Stock upon the contribution of those shares by a limited partner to Mann Group Investment Co. ("MGIC"), a limited partnership of which the 1990 Trust is the general partner. These shares were subsequently contributed by MGIC to Bluebonnet.

(iii)     Bluebonnet contributed all 9,735 shares of Common Stock held by it to FFHL in connection with its admission as a limited partner of FFHL. Bluebonnet then distributed its limited partner interest in FFHL to its limited partners. Thus, Bluebonnet no longer has a beneficial interest in the Common Stock.

(d)     As owner, FFHL has the right to receive dividends from, or the proceeds from the sale of, 102,477 shares of the Common Stock. As general partners in FFHL, Holdings, Inc. and David W. Mann have the power to direct the receipt of dividends from, or the proceeds from the sale of, such 102,477 shares.

(e)     On July 25, 2003, Ms. Miller resigned as co-trustee of the 1990 Trust, thus she is no longer deemed the beneficial owner of shares of Common Stock. Pursuant to the terms of the trust document, Mr. Allison will continue to serve as sole trustee of the 1990 Trust.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.     Material to be Filed as Exhibits.
1.

 Joint Filing Agreement dated as of July 30, 2001, between each of the Reporting Persons whereby the Statement on Schedule 13D and any amendment thereto is filed on behalf of each of them (incorporated herein by reference to original Schedule 13D of the Reporting Persons dated July 30, 2001.)

2.	Item 2 to the Amendment No. 2 to Schedule 13D filed by David W. Mann with respect to the Issuer's securities on November 20, 2003 (incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2003	November 20, 2003
Date	Date

/s/ Annie Laurie Miller	/s/ Harold E. Allison III
Annie Laurie Miller	Harold E. Allison III

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)